EXHIBIT 99.1

Recommendation from Equinor's nomination committee

The nomination committee in Equinor ASA (OSE:EQNR, NYSE:EQNR) recommends that the company's corporate assembly elects Haakon Bruun-Hanssen as new member to Equinor ASA’s board of directors.

Board member Bjørn Tore Godal, who has been a member since 2010, wishes to step down from his position as board member and the nomination committee recommends Haakon Bruun-Hanssen as shareholder-elected member of the board of directors.

Bruun-Hanssen held the position as Chief of Norwegian Defence Forces from 2013-2020, previously having held the position as Chief Norwegian Joint Operational Headquarters from 2011-2013 and Chief Royal Norwegian Navy from 2009-2011, Chief of staff Royal Norwegian Navy from 2007-2009 and Chief Naval Operations centre from 2003-2007. Prior to this Bruun-Hanssen has had an extensive career in the Norwegian Military.

Bruun-Hanssen has a broad education through the Norwegian Military; Petty Officer training school, Norwegian naval Academy Submarine Commanding officer course and Higher command course, Forsvarets Høyskole. He is also educated at Military Command and Staff college, Instituut Defensie Leergangen in The Netherlands and has participated in work sessions relating to board roles and tasks at Insead In-Board Nordic Academy.

The election to Equinor's board of directors takes place in the company's corporate assembly meeting Wednesday 30 November 2022. It is proposed that the election enters into effect from 12 December 2022 and is effective until the ordinary election of shareholder-elected members to the board of directors in June 2023.

Contacts:

  Jarle Roth, chair of the nomination committee
  All enquiries to be directed through Equinor Corporate Press Office, Sissel Rinde, +47 412 60 584

This information is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act